FORM 52-109FT2

CERTIFICATION OF CHIEF EXECUTIVE OFFICER and “CHIEF FINANCIAL OFFICER”

I, Reginald J. Greenslade, Chief Executive Officer and “chief financial officer” of Enterra Energy Trust, certify that:

1.

I have reviewed the “Amended” annual filings (as the term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Enterra Energy Trust, (the “Issuer”) for the period ending December 31, 2004 as amended on May 30, 2005;

2.

Based on my knowledge, the “Amended” annual filings do not contain any untrue statement of material fact or omit to state a fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the “Amended” annual filings; and

3.

Based on my knowledge, “Amended” annual financial statements together with the other financial information included in the “Amended” annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as at the date and for the periods presented in the “Amended” annual filings.

Date:  May 30, 2005

Signed “Reginald J. Greenslade”

REGINALD J. GREENSLADE

Chief Executive Officer and

“chief financial officer”

Enterra Energy Trust